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FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed        pursuant to Section 16(a) of the Securities Exchange Act of 1934,
             Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


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

                                                                                                           OMB APPROVAL

                                                                                               OMB Number                3235-0104
                                                                                               Expires:         September 30, 1998
                                                                                               Estimated average burden
                                                                                               hours per response..............0.5

(Print or Type Responses)

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1.  Name and Address of Reporting Person*                                         2.  Date of Event Re-
                                                                                      quiring Statement
    Family Golf Acquisition, Inc. (1)                                                 (Month/Day/Year)
                                                                                          12/23/97
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     (Last)                         (First)                     (Middle)


     c/o Family Golf Centers, Inc.
     225 Broadhollow Road
                                                                                  -------------------------
                                                                                  3.  IRS or Social Se-
                                                                                      curity Number of
                                                                                      Reporting Person
                                                                                      (Voluntary)
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                                   (Street)


     Melville,                      NY                           11747

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     (City)                         (State)                        (Zip)



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
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4.  Issuer Name AND Ticker or Trading Symbol
    MetroGolf Incorporated (MGLF)

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5.  Relationship of Reporting Person(s) to Issuer       6.  If Amendment, Date of
               (Check all applicable)                       Original (Month/Day/Year)

                   Director               X     10% Owner
    --------------                   ----------

                   Officer (give                Other (specify
    --------------                   ----------
                           title below)                 below



                                                        ------------------------------------------------
                                                        7.  Individual or Joint/Group
                                                             Filing (Check Applicable Line)
                                                                   Form filed by One Reporting Person
                                                             X     Form filed by More Than One Reporting Person
                                                         --------
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           TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED



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1.  Title of Security                                                                          2.  Amount of Securities
    (Instr. 4)                                                                                     Beneficially Owned
                                                                                                   (Instr. 4)


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3.  Ownership            4.  Nature of Indirect Beneficial Ownership
    Form: Direct             (Instr. 5)
    (D) or Indirect
    (I)     (Instr. 5)

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                                Page 1 of 3 Pages

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FORM 3 (CONTINUED)



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1.  Title of Derivative Security                                       2.  Date Exer-         3.  Title and Amount of Securities
    (Instr. 4)                                                             cisable and            Underlying Derivative Security
                                                                           Expiration             (Instr. 4)
                                                                           Date
                                                                           (Month/Day/Year)
                                                                       -------------------------------------------------------------
                                                                       Date       Expira-                      Title
                                                                       Exer-      tion
                                                                       cisable    Date



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Stockholders Agreement, including proxy and right to buy  (2)               (2)        (2)          common stock, no par value
                                                                                                             per share
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Warrant                                                                     12/97        6/99       common stock, no par value
                                                                                                             per share
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Convertible Note                                                            12/97        4/98       common stock, no par value
                                                                                                             per share
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                 4.  Conver-   5.  Owner-       6.  Nature of Indirect
                     sion or       ship             Beneficial Ownership
                     Exercise      Form of          (Instr. 5)
                     Price of      Deri-
                     Deri-         vative
-----------------    vative        Security:
  Amount             Security      Direct
  or                               (D) or
  Number                           Indirect
  of                               (I)
  Shares                           (Instr. 5)

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     910,622         $1.50           I (2)            (2)

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     500,000         $1.00            D

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     500,000         $1.00            D

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Explanation of Responses:

(1) Pursuant to Instruction 5(b)(v), this Form 3 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. Family Golf Acquisition, Inc. ("Purchaser") has been designated to make the filing of this Form 3.

(2) Represents the rights of Purchaser under the Stockholders Agreement, dated as of December 23, 1997, among a certain principal stockholder of the issuer (the "Principal Stockholder"), Purchaser and Purchaser's parent, Family Golf Centers, Inc. ("Parent"), pursuant to which the Principal Stockholder has agreed, subject to certain exceptions, to validly tender (and not withdraw), pursuant to the terms of a cash tender offer commenced by Purchaser, the shares of common stock of the issuer owned by him (including any Shares received if the option described below is exercised). Parent also has, under certain circumstances, the option to purchase such shares at $1.50 per Share and to vote them. Of the Shares subject to the Stockholders Agreement, 225,000 Shares underlie options owned by the Principal Stockholder. The Reporting Persons disclaim beneficial ownership of such Shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

                               FAMILY GOLF ACQUISITION, INC.

                               By: /S/ ROBERT J. KRAUSE         JANUARY 2, 1998
                                  -----------------------       ---------------
                                  Name: Robert J. Krause           Date
                                  Title: Chief Executive Officer

                                   **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.
     SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)
Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, SEE Instruction 6 for procedure. Potential persons who are to respond to the collection of information ontained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1473 (9-96)

                               Page 2 of 3 Pages

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Joint Filer Information



Name:  Family Golf Centers, Inc.

Address:  225 Broadhollow Road
          Melville, NY  11747

Designated Filer:  Family Golf  Acquisition, Inc.

Date of Event Requiring Statement:  10/23/97

Issuer and Ticker or Trading Symbol:  MetroGolf Incorporated (MGLF)

Signature:     FAMILY GOLF CENTERS, INC.

                     By:  /s/ Dominic Chang
                         -------------------------
                         Name:  Dominic Chang
                         Title:  President

Remainder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over) * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                 SEC 1473 (9-96)